UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/S/ XIANSHOU LI
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: October 5, 2009

Exhibit Index

Exhibit No.	Description

99.1	Press release regarding closing of follow-on offering

Exhibit 99.1

ReneSola Closes Follow-on Public Offering of 15,500,000 American Depositary Shares

JIASHAN, China, October 5, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a vertically integrated Chinese manufacturer of solar power products, announced today that its follow-on public offering of 15,500,000 American depositary shares, or ADSs, each representing two shares of no par value in the Company, was closed on October 5, 2009. The Company received aggregate net proceeds of approximately $70.7 million, after deducting discounts and commissions but before offering expenses.

Credit Suisse Securities (USA) LLC and UBS AG acted as joint bookrunners for the offering, and Lazard Capital Markets LLC acted as a co-manager for the offering.

This offering is being made under ReneSola’s “shelf” registration statement on Form F-3 filed with the Securities and Exchange Commission on June 25, 2009. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Application has been made for the 31,000,000 new shares in the Company issued in the offering to be admitted to trading on AIM. It is expected that admission will take place on October 6, 2009.

Copies of the final prospectus supplement and the accompanying prospectus may be obtained by contacting Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, U.S.A., or by telephone at 1-800-221-1037, or contacting UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171, U.S.A., or by telephone at 1-877-827-6444 ext. 561-3884.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading Chinese manufacturer of solar power products based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola’s vertically integrated manufacturing capabilities include virgin polysilicon, monocrystalline and multicrystalline solar wafers, solar cells and solar modules. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu

ReneSola Ltd

Tel: +86-573-8477-3372

Email: julia.xu@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited, London

Tel: +44-20-7601-6100

Email:	tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com

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